UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: April 11, 2008

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant’s name into English)

c/o 17th Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 1, 2008, the shareholders of Excel Maritime Carriers Ltd. (“Excel”) approved and adopted a proposed amendment to Excel’s Restated Articles of Incorporation providing for a new Article Twelfth to effect a change in the structure and composition of Excel’s Board of Directors in connection with Excel’s proposed merger with Quintana Maritime Limited (“Quintana”).  The amendment to the Restated Articles of Incorporation was effected on April 10, 2008 by filing the Amended and Restated Articles of Incorporation with the Liberian International Ship & Corporate Registry. Attached hereto as Exhibit 1 are Excel’s Amended and Restated Articles of Incorporation, as currently in effect.

Important Information

This communication is being made in respect of the proposed merger transaction involving Excel and Quintana.  In connection with the proposed transaction, Excel has filed with the Securities and Exchange Commission a registration statement on Form F-4 containing a proxy statement/prospectus.  The proposed merger transaction involving Excel and Quintana will be submitted to Quintana’s shareholders for their consideration.  Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction because it contains important information.  Shareholders may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Excel and Quintana without charge, at the Securities and Exchange Commission’s website (http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Excel or to Quintana per the following investor relations contact information:

To Excel:	To Quintana:
Investor Relations / Financial Media at	Investor Relations / Financial Media at
Capital Link, Inc.	Capital Link, Inc.
230 Park Avenue – Suite 1536	230 Park Avenue – Suite 1536
New York, NY 10160, USA	New York, NY 10160, USA
Attention: Nicolas Bornozis	Attention: Ramnique Grewal
Tel: (212) 661-7566	Tel. 212.661.7566
E-Mail: nbornozis@capitallink.com	E-mail: rgrewal@capitallink.com

Excel, Quintana and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Excel’s directors and executive officers is available in Excel’s notice of annual meeting and proxy statement for its most recent annual meeting and Excel’s Annual Report on Form 20-F for the year ended December 31, 2006, which were filed with the Securities and Exchange Commission on September 14, 2007 and June 26, 2007, respectively, and information regarding Quintana’s directors and executive officers is available in Quintana’s proxy statement for its most recent annual meeting of shareholders and Quintana’s Annual Report on Form 10-K for the year ended December 31, 2007, which were filed with the Securities and Exchange Commission on April 2, 2007 and February 29, 2008, respectively. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials that have been filed with the Securities and Exchange Commission.

Excel’s reports on Form 6-K filed with the Securities and Exchange Commission on March 3, 2008, March 7, 2008, March 28, 2008 and April 1, 2008, including the exhibits thereto, are hereby incorporated herein by reference.  This report on Form 6-K and the exhibit hereto are hereby incorporated by reference into Excel’s Registration Statement on Form F-4, as amended, filed with the Securities and Exchange Commission and relating to Excel’s proposed acquisition of Quintana.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: April 11, 2008	By:	/s/ Gabriel Panayotides
Gabriel Panayotides
Chief Executive Officer